SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 14D-1

                  Tender Offer Statement Pursuant to Section
               14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 2)
                                      and
                        Amendment No. 8 to Schedule 13D

                       MCNEIL REAL ESTATE FUND XIV, LTD.
                      (Name of Subject Company [Issuer])

                        HIGH RIVER LIMITED PARTNERSHIP
                                 CARL C. ICAHN
                                   (Bidders)

                           LIMITED PARTNERSHIP UNITS
                        (Title of Class of Securities)

                                  582568 88 7
                     (CUSIP Number of Class of Securities)

                           Keith L. Schaitkin, Esq.
                 Gordon Altman Butowsky Weitzen Shalov & Wein
                       114 West 47th Street, 20th Floor
                           New York, New York 10036
                                (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Bidder)
Calculation of Filing Fee
-----------------------------------------------------------------
 Transaction Valuation*: $7,229,781   Amount of filing fee: $1,446
-----------------------------------------------------------------
      * For purposes of calculating the filing fee only. This amount assumes the purchase of 79,014 Units of the Partnership (consisting of all outstanding Units other than Units owned by the Bidder and its affiliate) at $91.50 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

      [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,446
Form or Registration No.: Schedule 14D-1
Filing Party: High River Limited Partnership, Riverdale LLC,
Unicorn Associates                   Corporation and Carl C. Icahn
Dated Filed: September 20, 1996

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                       AMENDMENT NO 2. TO SCHEDULE 14D-1

      This Amendment No. 2 amends the Tender Offer Statement on
Schedule 14D-1 filed with the Commission on September 20, 1996 (the "Schedule 14D-1") by High River Limited Partnership, a Delaware limited partnership (the "Purchaser"), Riverdale LLC, a New York limited liability company, Unicorn Associates Corporation, a New York corporation ("Unicorn"), and Carl C. Icahn (collectively, the "Reporting Persons") relating to the tender offer by the Purchaser to purchase any and all limited partnership units (the "Units") of McNeil Real Estate Fund XIV, Ltd., a California limited partnership, other than Units owned by the Purchaser and Unicorn, at a purchase price of $95.00 per Unit, net to the seller in cash, without interest, less the amount of distributions per Unit, if any, declared or made by the Partnership between August 15, 1996 and the date of payment of the Purchase Price by the Purchaser, upon the terms and subject to the Offer to Purchase dated September 20, 1996 (the "Offer to Purchase") and in the related Assignment of Partnership Interest, as each may be supplemented and amended from time to time (which together constitute the "Offer"), to include the information set forth below. This Amendment also constitutes Amendment No. 8 to the Schedule 13D filed by the Reporting Persons on November 13, 1995, as amended by Amendment Nos. 1 through 7 thereto filed on November 15, 1995, January 16, 1996, February 16, 1996, May 24, 1996, August 5, 1996, September 20, 1996 and
September 25, 1996, respectively. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 10.    Additional Information.

      Item 10(f) is hereby supplemented and amended as follows:

              The Partnerships amended their complaint in the California Federal Action to include claims arising out of the Purchaser's Offers. Among the relief sought in the Partnerships' amended complaint is declaratory and injunctive relief against the Purchaser Defendants seeking, among other things, to enjoin the Offers on the grounds that they violate the Partnerships' partnership agreements and federal securities laws and to declare that, as a result, the Partnerships are not required to provide the Purchaser with a current list of unitholders. The Partnerships' amended complaint also added as plaintiffs in the action two additional partnerships for which the Purchaser has made tender offers.

              The Purchaser Defendants filed an answer to the Partnerships' amended complaint in the California Federal Action denying the allegations contained therein.

              The Partnerships' amended complaint and the Purchaser Defendants' answer thereto are annexed as exhibits to this amendment.

Item 11.      Materials to Be Filed as Exhibits.

      Item 11 is hereby supplemented and amended to add the following:

(c)

Exhibit 24. Supplemental And Amended Complaint For Declaratory and Injunctive Relief filed by MCNEIL PACIFIC INVESTORS FUND 1972, MCNEIL REAL ESTATE FUND IX, LTD., MCNEIL REAL ESTATE FUND X, LTD., MCNEIL REAL ESTATE FUND XI, LTD., MCNEIL REAL ESTATE FUND XIV, LTD., MCNEIL REAL ESTATE FUND XV, LTD., MCNEIL REAL ESTATE FUND XX, L.P., MCNEIL REAL ESTATE FUND XXIV, L.P. MCNEIL REAL ESTATE FUND XXV, L.P., MCNEIL REAL ESTATE FUND XXVI, L.P. and MCNEIL REAL ESTATE FUND XXVII, L.P. (filed herewith, without exhibits).

Exhibit 25. Defendants' Answer To Supplemental And Amended Complaint for Declaratory And Injunctive Relief Filed by High River Limited Partnership, Riverdale Investors Corp., Inc. Carl C. Icahn and Unicorn Associates Corporation (filed herewith, without exhibits).

                                  SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 1996


                          HIGH RIVER LIMITED PARTNERSHIP

                          By:  Riverdale LLC, General Partner

                              and

                          RIVERDALE LLC

                          By: /s/ Robert J. McNeil
                               Robert J. Mitchell
                          Title:  Manager, Vice President and Treasurer



                          /s/ Theodore Altman
                              Carl C. Icahn
                          By: Theodore Altman as Attorney-in-fact



                          UNICORN ASSOCIATES CORPORATION

                          By:/s/ Edward Mattner
                               Edward Mattner
                          Title:  President



              [Signature Page for Amendment No. 2 to
              McNeil Pacific Investors Fund 1972 Schedule
              14D-1 and Amendment No. 5 to Schedule 13D;
              Amendment No. 2 to McNeil Real Estate Fund
              IX, Ltd. Schedule 14D-1 and Amendment No.
              7 to Schedule 13D; Amendment No. 2 to
              McNeil Real Estate Fund X, Ltd. Schedule
              14D-1 and Amendment No. 8 to Schedule 13D;
              Amendment No. 2 to McNeil Real Estate Fund
              XI, Ltd. Schedule 14D-1 and Amendment No.
              7 to Schedule 13D; Amendment No. 2 to
              McNeil Real Estate Fund XIV, Ltd. Schedule
              14D-1 and Amendment No. 8 to Schedule 13D;
              Amendment No. 2 to McNeil Real Estate Fund
              XV, Ltd. Schedule 14D-1 and Amendment No.
              7 to Schedule 13D; Amendment No. 2 to
              McNeil Real Estate Fund XX, L.P. Schedule
              14D-1 and Amendment No. 7 to Schedule 13D;
              Amendment No. 2 to McNeil Real Estate Fund
              XXIV, L.P. Schedule 14D-1 and Amendment No.
              7 to Schedule 13D; and Amendment No. 2 to
              McNeil Real Estate Fund XXV, L.P. Schedule
              14D-1 and Amendment No. 7 to Schedule 13D]

                                 EXHIBIT INDEX

                                                            Page Number
                                                            -----------

Exhibit 24. Supplemental And Amended Complaint For Declaratory and Injunctive Relief filed by MCNEIL PACIFIC INVESTORS FUND 1972, MCNEIL REAL ESTATE FUND IX, LTD., MCNEIL REAL ESTATE FUND X, LTD., MCNEIL REAL ESTATE FUND XI, LTD., MCNEIL REAL ESTATE FUND XIV, LTD., MCNEIL REAL ESTATE FUND XV, LTD., MCNEIL REAL ESTATE FUND XX, L.P., MCNEIL REAL ESTATE FUND XXIV, L.P. MCNEIL REAL ESTATE FUND XXV, L.P., MCNEIL REAL ESTATE FUND XXVI, L.P. and MCNEIL REAL ESTATE FUND XXVII, L.P.


Exhibit 25. Defendants' Answer To Supplemental And Amended Complaint for Declaratory And Injunctive Relief Filed by High River Limited Partnership, Riverdale Investors Corp., Inc. Carl C. Icahn and Unicorn Associates Corporation.